UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

DIALOG SEMICONDUCTOR PLC

(Translation of registrant’s name into English)

Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20-F or Form 40-F.)

Form 20-F
  X
  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

  No
  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

.)

Press Release of Dialog Semiconductor Plc dated July 6, 2005:
”Dialog Semiconductor manages audio and power in first Intel-processor-based handset”

Kirchheim/Teck, Germany, July 6, 2005 – Dialog Semiconductor Plc (NASDAQ: DLGS, FWB: DLG) has announced that a combined audio and power management IC launched by the company last year is featured in a new mobile phone handset claimed to be the first on the market based on an Intel cellular processor. The handset, launched to consumers by mobile network operator O2, uses Dialog’s DA9011 GSM/GPRS audio and power controller to provide all the necessary power management and high performance audio functions for the advanced multimedia phone.

Roland Pudelko, CEO & president of Dialog Semiconductor, said, “The new phone features the ability to download music direct to a music player, run several different applications at the same time, provide video and audio playback, and provide up to 200 hours standby and four hours talk time. This is exactly the kind of consumer device that our technology addresses. The DA9011 is helping to manage this significant demand on the battery using our specialist mixed signal design expertise, and it utilizes our advanced knowledge of integrating in the same device high performance audio DACs for CD-quality music and audio playback.”

The DA9011 was developed in collaboration with Intel Corporation to support the Intel® PXA800F cellular processor. Connecting directly to the battery, the DA9011 provides stable, low noise power supplies for all core circuits within the phone handset, with additional regulators for enhanced application capabilities such as Bluetooth™ modules, camera modules, and memory cards. It incorporates Dialog Semiconductor’s unique Smart Mirror™ technology, a technique which uses advanced compensation and biasing techniques compared to conventional regulators to help minimize quiescent current consumption and optimize power supply rejection (PSRR) performance.

Information about Dialog Semiconductor

Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB: DLG) and on the NASDAQ (DLGS) exchanges.

Contact

Birgit Hummel, Dialog Semiconductor,
Neue Straße 95, D-73230 Kirchheim/Teck – Nabern, Germany
Telephone  +49-7021-805-412
Fax  +49-7021-805-200
E-mail   enquiry@diasemi.com
Internet   www.dialog-semiconductor.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIALOG SEMICONDUCTOR PLC

Date July 6, 2005	By /s/ ROLAND PUDELKO

Roland Pudelko
Executive Director, CEO and President